HellerEhrman

February 13, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

04010317

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

19062.0002

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4054

Re: Jinhui Shipping and Transportation Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Jinhui Shipping and Transportation Limited (the "Company"), SEC File No. 82-4054, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's release regarding acquisition of a motor vessel, dated January 9, 2004, published in English language in the Oslo Exchanges' website;

2. The Company's release regarding interim report for the quarter and nine months ended September 30, 2003, dated November 26, 2003, published in English language in the Oslo Exchanges' website; and

dlw 3/5

3. The Company's release regarding interim results for the quarter and nine months ended September 30, 2003, dated November 26, 2003, published in English language in the Oslo Exchanges' website.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Jinhui Shipping & Transportation Limited

H:\ADR\19062\0002\22SEC.doc

Partners: Simon Luk Carson Wen* Michael P. Phillips Katherine C.M. U Susan C. Yu *China-Appointed Attesting Officer
35th Floor One Exchange Square 8 Connaught Place Central, Hong Kong www.hewm.com

Hong Kong Singapore San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
New York Washington D.C. Madison, WI *Affiliated Offices:* Milan Paris Rome

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

JIN - AGREEMENT SIGNED
ACQUISITION OF A MOTOR VESSEL

The board of directors (the "Board") of Jinhui Shipping and Transportation Limited (the "Company") announces that Jinxing Marine Inc. ("Jinxing"), a wholly-owned subsidiary of the Company, as buyer, entered into a construction and sale contract (the "Contract") with Sumitomo Corporation (the "Contractor") on 9 January 2004.

THE CONTRACT

Pursuant to the Contract, the Contractor has agreed to procure a designated shipbuilder, Oshima Shipbuilding Co., Ltd. (the "Builder"), to build, launch, equip and complete at the Builder's shipyard and to sell and deliver to Jinxing one deadweight 55,300 metric tons type single screw diesel propelled bulk carrier (the "Vessel") in Japan and Jinxing has agreed to purchase and take delivery of the Vessel from the Contractor.

Both the Contractor and the Builder are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates.

Subject to certain provisions for adjustment contained in the Contract relating to, amongst other things, delay in the delivery of the Vessel, guaranteed speed deficiency, guaranteed fuel consumption being exceeded or guaranteed deadweight deficiency, the purchase price for the Vessel is US$19,250,000 payable by five instalments. The first instalment in the sum of US$962,500 will be payable within 3 business days after signing of the Contract. The second instalment in the sum of US$962,500 will be payable on 7 January 2005. The third and fourth instalments in the sum each of US$1,925,000 will be payable respectively on 30 April 2007 and upon launching of the Vessel which is expected to be around August 2007. The last instalment will be payable upon delivery of the Vessel on or before 31 October 2007.

The purchase price for the Vessel will be payable by cash in United States Dollars which will be funded by the internal resources and bank loans of the Company and its subsidiaries (the "Group"). The purchase price was determined by reference to current market conditions and on the basis of arm's length negotiations.

The Contract provides for the delivery of the Vessel on or before 31 October 2007 to Jinxing in Japan. If there is delay in delivery of the Vessel which continues for a period of 180 days from the thirty-first day after the agreed delivery date, then after such period has expired, Jinxing may at its option rescind the Contract. The Contractor shall thereupon promptly refund to Jinxing in United States Dollars the full amount of all sums received by the Contractor together with interest accrued thereon at an agreed rate from the date of receipt by the Contractor of such amount to the date of full payment to Jinxing of such amount.

The Contract was also signed by the Builder for the purpose of an undertaking on its part to duly perform all the terms and conditions stipulated in the Contract to be performed by a shipbuilder including the undertaking to remedy, at first priority, free of charge to Jinxing, any defects in the Vessel which are due to defective material, defective construction and/or bad workmanship on the part of the Builder and/or its sub-contractors within a period of twelve months after the date of delivery of the Vessel.

The Company also executed on 9 January 2004 a guarantee in favour of the Contractor pursuant to which it agrees to guarantee the full and punctual payment of the purchase price and the prompt and punctual performance by Jinxing in accordance with the terms of the Contract.

REASONS FOR THE ACQUISITION

The Company considers that the purchase price of the Vessel is fair and reasonable and it is an opportune moment during recent market situations to further expand its fleet of vessels in order to generate more operating income for the Group.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

9 January 2004

For further information, please contact:
Cathy Ho / Y.S. Lee
Tel: (852) 2545 0951
Fax: (852) 2541 9794
E-mail: info@jinhuiship.com

JINHUI SHIPPING AND TRANSPORTATION LIMITED

JINHUI

INTERIM REPORT

FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2003

The Board of Directors of Jinhui Shipping and Transportation Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the quarter and nine months ended 30 September 2003.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	**3 months ended 30/9/2003 (Unaudited)**	3 months ended 30/9/2002 (Unaudited)	**9 months ended 30/9/2003 (Unaudited)**	9 months ended 30/9/2002 (Unaudited)	Year ended 31/12/2002 (Audited)
		US$'000	*US$'000*	***US$'000***	*US$'000*	*US$'000*
Turnover	*2(a)*	**23,812**	15,957	**70,314**	50,485	70,139
Other operating income	3	**7,552**	1,045	**11,148**	5,340	6,652
Voyage related expenses		**(22,759)**	(13,379)	**(65,879)**	(42,816)	(60,258)
Staff costs		**(554)**	(575)	**(1,689)**	(1,822)	(2,484)
Other operating expenses		**(682)**	(810)	**(2,242)**	(2,787)	(4,773)
Other net expenses		**(3,010)**	(693)	**(1,536)**	(8,591)	(10,663)
Depreciation and amortization		**(1,964)**	(2,125)	**(5,895)**	(6,245)	(8,462)
Profit (Loss) from operations	*2(a)*	**2,395**	(580)	**4,221**	(6,436)	(9,849)
Interest income		**102**	204	**426**	578	767
Interest expenses		**(553)**	(645)	**(1,759)**	(1,822)	(2,511)
Profit (Loss) before taxation		**1,944**	(1,021)	**2,888**	(7,680)	(11,593)
Taxation	*4*	**-**	-	**-**	-	-
Profit (Loss) from ordinary activities after taxation		**1,944**	(1,021)	**2,888**	(7,680)	(11,593)
Minority interests		**-**	6	**3**	17	16
Net profit (loss) for the period/year		**1,944**	(1,015)	**2,891**	(7,663)	(11,577)
Basic earnings (loss) per share *(US$)*	5	**0.0198**	(0.0103)	**0.0294**	(0.0779)	(0.1176)

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	**30/9/2003 (Unaudited) US$'000**	30/9/2002 (Unaudited) US$'000	31/12/2002 (Audited) US$'000
ASSETS				
Fixed assets				
Vessels under construction		**3,159**	-	-
Owned vessels		**160,015**	172,897	164,333
Other fixed assets		**3,345**	3,803	3,489
		166,519	176,700	167,822
Other investments		**4,001**	5,527	4,219
Other non-current assets		**411**	1,618	537
Current assets				
Current assets other than pledged deposits and bank balances and cash		**11,070**	9,977	7,593
Pledged deposits		**5,272**	4,937	3,906
Bank balances and cash		**11,020**	6,833	10,130
		27,362	21,747	21,629
Total assets	*2(b)*	**198,293**	205,592	194,207
EQUITY AND LIABILITIES				
Capital and reserves		**89,865**	90,888	86,974
Minority interests		**-**	(91)	(90)
Liabilities				
Non-current liabilities		**83,044**	88,526	87,419
Current liabilities		**25,384**	26,269	19,904
	2(b)	**108,428**	114,795	107,323
Total equity and liabilities		**198,293**	205,592	194,207

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued capital (Unaudited)	Share premium (Unaudited)	Contributed surplus (Unaudited)	Accumulated losses (Unaudited)	Total (Unaudited)
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 1 January 2003	4,921	72,087	44,293	(34,327)	86,974
Net profit for the period	-	-	-	2,891	2,891
At 30 September 2003	**4,921**	**72,087**	**44,293**	**(31,436)**	**89,865**
At 1 January 2002	49,214	72,087	-	(22,750)	98,551
Capital Reduction #	(44,293)	-	44,293	-	-
Net loss for the period	-	-	-	(7,663)	(7,663)
At 30 September 2002	4,921	72,087	44,293	(30,413)	90,888

At the annual general meeting of the Company held on 9 May 2002, the resolutions in respect of the reduction of capital, adjustment of the nominal value of issued shares of the Company and cancellation and increase in authorized but unissued share capital of the Company (the "Capital Reduction") were approved by the shareholders. The credit amount of approximately US$44,293,000 arising from the Capital Reduction was transferred to the contributed surplus account of the Company.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	9 months ended 30/9/2003 (Unaudited)	9 months ended 30/9/2002 (Unaudited)	Year ended 31/12/2002 (Audited)
	US$'000	*US$'000*	*US$'000*
Net cash from (used in) operating activities	**2,835**	(540)	381
Net cash from (used in) investing activities	**3,520**	(49,396)	(41,686)
Net cash (used in) from financing activities	**(7,198)**	32,319	27,999
Net decrease in cash and cash equivalents	**(843)**	(17,617)	(13,306)
Cash and cash equivalents at beginning of period/year	**7,680**	20,986	20,986
Cash and cash equivalents at end of period/year	**6,837**	3,369	7,680

Analysis of the balances of cash and cash equivalents			
Bank balances and cash	**11,020**	6,833	10,130
Bank overdraft	**(4,183)**	(3,464)	(2,450)
	6,837	3,369	7,680

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

These interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). They should be read in conjunction with the annual financial statements and notes thereto included in the annual report of the Group for the year ended 31 December 2002.

The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002 except that the Group has adopted the revised SSAP 12 "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2003. The effect of such changes to the results for the period are not material and details of the changes in the accounting policies will be given in the 2003 annual financial statements.

2. Segmental information

(a) An analysis of the Group's turnover and profit (loss) from operations by business segments is as follows:

	3 months ended 30/9/2003 (Unaudited)	3 months ended 30/9/2002 (Unaudited)	**9 months ended 30/9/2003 (Unaudited)**	9 months ended 30/9/2002 (Unaudited)	Year ended 31/12/2002 (Audited)
	US$'000	*US$'000*	***US$'000***	*US$'000*	*US$'000*
Segment turnover					
Chartering freight and hire	**23,812**	15,843	**70,314**	50,116	69,698
Investments in China*	**-**	114	**-**	369	441
	23,812	15,957	**70,314**	50,485	70,139
Segment profit (loss) from operations					
Chartering freight and hire	**5,353**	293	**5,685**	2,256	373
Investments in China*	**88**	(143)	**184**	10	756
Other operations	**(3,046)**	(730)	**(1,648)**	(8,702)	(10,978)
	2,395	(580)	**4,221**	(6,436)	(9,849)

(b) An analysis of the Group's assets and liabilities by business segments is as follows:

	30/9/2003	30/9/2002	31/12/2002
	(Unaudited)	(Unaudited)	(Audited)
	US$'000	*US$'000*	*US$'000*
Segment assets			
Chartering freight and hire	**170,816**	180,350	168,343
Investments in China*	**4,005**	5,668	4,378
Other operations	**7,090**	7,804	7,450
	181,911	193,822	180,171
Unallocated assets	**16,382**	11,770	14,036
	198,293	205,592	194,207
Segment liabilities			
Chartering freight and hire	**101,241**	107,016	102,212
Investments in China*	**279**	445	294
Other operations	**2,725**	3,860	2,348
	104,245	111,321	104,854
Unallocated liabilities	**4,183**	3,474	2,469
	108,428	114,795	107,323

* *Investments in China represent the Group's operations in direct investments (2002: direct investments, warehouse and toll roads) in China.*

3. **Other operating income**

Other operating income for the period included write back of provision for impairment loss of fixed assets of US$6,652,000.

4. **Taxation**

Taxation has not been provided as the Group has no assessable profit for all relevant periods.

5. **Earnings (Loss) per share**

The calculation of basic earnings (loss) per share is based on the net profit for the period of US$2,891,000 (30 September 2002: loss of US$7,663,000) and the weighted average number of 98,428,341 (30 September 2002: 98,428,341) shares in issue during the period.

Diluted earnings or loss per share is not shown as there is no potential ordinary shares in issue in the relevant periods.

6. **Capital expenditure commitments**

As at 30 September 2003, the Group had capital expenditure commitments relating to the newbuilding of two dry bulk carriers at total purchase prices of US$41,220,000 and the total amount contracted but not provided for, net of deposits paid, was US$38,061,000. As at 31 December 2002, the Group had no material capital expenditure commitment.

7. **Comparative figures**

Certain comparative figures have been reclassified to conform to current period's presentation.

REVIEW OF OPERATIONS AND OUTLOOK

The consolidated net profit of the Group for the three months ended 30 September 2003 amounted to US$1,944,000 whereas a net loss of US$1,015,000 was reported for last corresponding period. In view of the immense rises in shipping markets, the Board has reviewed the carrying values of its owned vessels as at 30 September 2003. Included in the net profit for the quarter, the Group has written back of a provision of US$6,652,000 for impairment loss of the Group's owned vessels made in prior years. However, it was partly offset by the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during the quarter.

The dry bulk market continued to be strong during the third quarter of 2003 due to massive growth in imports into Asian countries especially for China. The Baltic Dry Index increased by 868 points during the quarter to close at 2,993. The Group's shipping turnover was US$23,812,000 for the quarter, representing an increase of 50% as compared to that of last corresponding period. The Group's shipping operation recorded a profit of US$5,353,000 for the quarter; whereas a profit of US$293,000 was reported for last corresponding period. The profit for the quarter was mainly attributed by the write back of provision for impairment loss of its owned vessels made in prior years.

The Group has committed certain contracts of affreightment and time charter parties in year 2002 to charter out some of its vessels at later time but at prevailing market rates when the freight rates were at a very low level as compared to the current spot market. The Group has, to a majority extent, completed and fulfilled these contracts during the nine months ended 30 September 2003. Though the freight rates rose substantially over the past nine months, the overall shipping revenue of the Group for both the quarter and current year were greatly lagged behind the spot market. The Board expects that this situation would be unwound gradually at around early next year.

As at 30 September 2003, the Group has operated a fleet of 20 vessels including ten owned vessels. These vessels were chartered out at a mixture of spot or period employment.

The Group maintains its strategy of expanding fleet of well-equipped and modernized owned vessels. The Group has committed to acquire two dry bulk carriers respectively in June and August 2003 at total purchase prices of US$41,220,000. These two newbuildings are expected to be delivered to the Group on or before 20 December 2005 and 31 July 2007 respectively.

The Group's other operations recorded an operating loss of US$3,046,000 during the quarter mainly due to the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. The Group has from time to time closely monitored the foreign currency exposures in Japanese Yen borrowings so as to balance the exchange rate risk associated with the fluctuation in Japanese Yen and possible interest saving from Japanese Yen borrowings. Should market conditions require, the Group would consider appropriate foreign exchange and interest rate hedging products to mitigate the Group's exposure.

Subsequent to 30 September 2003, the astounding rises in freight rates continue and record after record smashed. Baltic Dry Index has further increased significantly to around 4,560 during late October 2003 and then slipped back to around 4,100 by mid November 2003. Given that the Group has to fulfill certain outstanding contracts which have been committed by the Group last year, the Group's shipping revenue will still lagged behind the spot market for the rest of the year. However, the Board believes that this situation would be unwound gradually at around early next year. In line with the increase in freight rates, there is also substantial increase in market value of dry bulk carriers recently. Should the rise in market value of dry bulk carriers continues by end of the year, the Group would consider further write back the balance, in whole or in part, of the provision for impairment loss of its owned vessels made in prior years.

The freight rates should continue at very firm levels in the near future but the market prospect for the coming year will to a very large extent be determined by economic growth in China. The Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

26 November 2003

Jinhui Shipping and Transportation Limited

Registered office:
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

Correspondence address:
26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

Tel: (852) 2545 0951 E-mail: info@jinhuiship.com
Fax: (852) 2541 9794 Website: www.jinhuiship.com

JINHUI SHIPPING AND TRANSPORTATION LIMITED
(Incorporated in Bermuda with limited liability)

JINHUI

Results Announcement

JIN - INTERIM RESULTS
FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2003

An announcement by Jinhui Shipping and Transportation Limited (the "Company") through the information system of the Oslo Stock Exchange:

UNAUDITED RESULTS

The consolidated net profit of the Company and its subsidiaries (the "Group") for the three months ended 30 September 2003 amounted to US$1,944,000 whereas a net loss of US$1,015,000 was reported for last corresponding period. In view of the immense rises in shipping markets, the Board has reviewed the carrying values of its owned vessels as at 30 September 2003. Included in the net profit for the quarter, the Group has written back of a provision of US$6,652,000 for impairment loss of the Group's owned vessels made in prior years. However, it was partly offset by the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during the quarter.

The dry bulk market continued to be strong during the third quarter of 2003 due to massive growth in imports into Asian countries especially for China. The Baltic Dry Index increased by 868 points during the quarter to close at 2,993. The Group's shipping turnover was US$23,812,000 for the quarter, representing an increase of 50% as compared to that of last corresponding period. The Group's shipping operation recorded a profit of US$5,353,000 for the quarter; whereas a profit of US$293,000 was reported for last corresponding period. The profit for the quarter was mainly attributed by the write back of provision for impairment loss of its owned vessels made in prior years.

The Group has committed certain contracts of affreightment and time charter parties in year 2002 to charter out some of its vessels at later time but at prevailing market rates when the freight rates were at a very low level as compared to the current spot market. The Group has, to a majority extent, completed and fulfilled these contracts during the nine months ended 30 September 2003. Though the freight rates rose substantially over the past nine months, the overall shipping revenue of the Group for both the quarter and current year were greatly lagged behind the spot market. The Board expects that this situation would be unwound gradually at around early next year.

As at 30 September 2003, the Group has operated a fleet of 20 vessels including ten owned vessels. These vessels were chartered out at a mixture of spot or period employment.

The Group maintains its strategy of expanding fleet of well-equipped and modernized owned vessels. The Group has committed to acquire two dry bulk carriers respectively in June and August 2003 at total purchase prices of US$41,220,000. These two newbuildings are expected to be delivered to the Group on or before 20 December 2005 and 31 July 2007 respectively.

The Group's other operations recorded an operating loss of US$3,046,000 during the quarter mainly due to the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. The Group has from time to time closely monitored the foreign currency exposures in Japanese Yen borrowings so as to balance the exchange rate risk associated with the fluctuation in Japanese Yen and possible interest saving from Japanese Yen borrowings. Should market conditions require, the Group would consider appropriate foreign exchange and interest rate hedging products to mitigate the Group's exposure.

Subsequent to 30 September 2003, the astounding rises in freight rates continue and record after record smashed. Baltic Dry Index has further increased significantly to around 4,560 during late October 2003 and then slipped back to around 4,100 by mid November 2003. Given that the Group has to fulfill certain outstanding contracts which have been committed by the Group last year, the Group's shipping revenue will still lagged behind the spot market for the rest of the year. However, the Board believes that this situation would be unwound gradually at around early next year. In line with the increase in freight rates, there is also substantial increase in market value of dry bulk carriers recently. Should the rise in market value of dry bulk carriers continues by end of the year, the Group would consider further write back the balance, in whole or in part, of the provision for impairment loss of its owned vessels made in prior years.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 30/9/2003	3 months ended 30/9/2002	**9 months ended 30/9/2003**	9 months ended 30/9/2002	Year ended 31/12/2002
	US$'000	*US$'000*	***US$'000***	*US$'000*	*US$'000*
Turnover	**23,812**	15,957	**70,314**	50,485	70,139
Profit (Loss) from operations	**2,395**	(580)	**4,221**	(6,436)	(9,849)
Interest income	**102**	204	**426**	578	767
Interest expenses	**(553)**	(645)	**(1,759)**	(1,822)	(2,511)
Net profit (loss) for the period/year	**1,944**	(1,015)	**2,891**	(7,663)	(11,577)
Basic earnings (loss) per share *(US$)*	**0.0198**	(0.0103)	**0.0294**	(0.0779)	(0.1176)

CONSOLIDATED BALANCE SHEET DATA

	30/9/2003	30/9/2002	31/12/2002
	US$'000	*US$'000*	*US$'000*
Fixed assets	**166,519**	176,700	167,822
Other investments	**4,001**	5,527	4,219
Other non-current assets	**411**	1,618	537
Current assets	**27,362**	21,747	21,629
Total assets	**198,293**	205,592	194,207
Capital and reserves	**89,865**	90,888	86,974
Minority interests	**-**	(91)	(90)
Non-current liabilities	**83,044**	88,526	87,419
Current liabilities	**25,384**	26,269	19,904
Total equity and liabilities	**198,293**	205,592	194,207

SEGMENTAL INFORMATION

	3 months ended 30/9/2003	3 months ended 30/9/2002	**9 months ended 30/9/2003**	9 months ended 30/9/2002	Year ended 31/12/2002
	US$'000	*US$'000*	***US$'000***	*US$'000*	*US$'000*
Segment turnover					
Chartering freight and hire	**23,812**	15,843	**70,314**	50,116	69,698
Investments in China	**-**	114	**-**	369	441
	23,812	15,957	**70,314**	50,485	70,139
Segment profit (loss) from operations					
Chartering freight and hire	**5,353**	293	**5,685**	2,256	373
Investments in China	**88**	(143)	**184**	10	756
Other operations	**(3,046)**	(730)	**(1,648)**	(8,702)	(10,978)
	2,395	(580)	**4,221**	(6,436)	(9,849)

	30/9/2003	30/9/2002	31/12/2002
	US$'000	*US$'000*	*US$'000*
Segment assets			
Chartering freight and hire	**170,816**	180,350	168,343
Investments in China	**4,005**	5,668	4,378
Other operations	**7,090**	7,804	7,450
	181,911	193,822	180,171
Segment liabilities			
Chartering freight and hire	**101,241**	107,016	102,212
Investments in China	**279**	445	294
Other operations	**2,725**	3,860	2,348
	104,245	111,321	104,854

By Order of the Board

Ng Kam Wah Thomas

Managing Director

26 November 2003